geneType

Annual General Meeting

November 22, 2023

Authorised by the Board of Directors of Genetic Technologies Limited

ASX: GTG
NASDAQ: GENE

Genetic Technologies

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Items of Business
2A Re-elect Mr Sam Sample as a Director
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Agenda

- Chairman's address – Mr Peter Rubinstein

- Business of the Meeting
  - 2023 Annual Report and auditor's report
  - Resolutions
    1. Adoption of the Remuneration Report
    2. Re-election Mr Peter Rubinstein
    3. Re-election Dr Lindsay Wakefield
    4. Approval of Increased Placement Capacity
    5. Share Consolidation
    6. Ratification of prior issue of Shares under ASX Listing Rule 7.1
    7. Ratification of prior issue of Shares under ASX Listing Rule 7.1A
    8. Issue of Warrants to H.C. Wainwright

- CEO address – Mr Simon Morriss

- Q&A

Chairman's Address

Mr. Peter Rubinstein

Items of business

First item of business: to receive and consider the company's financial statements, directors' report, and auditor's report for the year ended 30 June 2023

Resolution 1:
Adoption of the Remuneration Report

"That for the purpose of Section 250R(2) of the Corporations Act and all other purposes the Remuneration report as set out in the Directors' report for the Company for the year ended 30 June 2023 be adopted."

Resolution 1:
Adoption of the Remuneration Report

- Proxy Voting:

Vote type	Voted	%
For	713,423,619	*74.36*
Against	242,779,122	*25.30*
Open-Usable	3,314,995	*0.34*
Abstain	445,477,664	

Resolution 2:
Re-Election of Mr Peter Rubinstein

"To elect Mr Peter Rubinstein who retires by rotation in accordance with clause 20.3 of the Company's Constitution and being eligible offers himself for re-election as a Director."

Resolution 2:
Re-Election of Mr Peter Rubinstein

- Proxy Voting:

Vote type	Voted	%
For	1,588,619,984	*84.71*
Against	283,473,919	*15.12*
Open-Usable	3,314,995	*0.17*
Abstain	22,324,800	

Resolution 3:
Re-Election of Dr Lindsay Wakefield

"To elect Dr Lindsay Wakefield who retires by rotation in accordance with clause 20.3 of the Company's Constitution and being eligible offers himself for re-election as a Director."

Resolution 3:
Re-Election of Dr Lindsay Wakefield

- Proxy Voting:

Vote type	Voted	%
For	1,608,801,251	*84.95*
Against	281,311,852	*14.86*
Open-Usable	3,564,995	*0.19*
Abstain	4,055,600	

Resolution 4:
Approval of Increased Placement Capacity

"That pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the increase in capacity of the Company to issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and otherwise on the terms and conditions in the Explanatory Statement accompanying this Notice of Meeting."

Resolution 4:
Approval of Increased Placement Capacity

- Proxy Voting:

Vote type	Voted	%
For	1,314,827,290	*69.86*
Against	563,347,638	*29.93*
Open-Usable	4,064,995	*0.21*
Abstain	15,493,775	

Resolution 5:
Share Consolidation

"That, pursuant to section 254H(1) of the Corporations Act and for all other purposes, the issued capital of the Company be consolidated on the basis that every 100 Shares be consolidated into 1 Share and, where this consolidation results in a fraction of a Share being held, the Company be authorised to round that fraction up to the nearest whole Share (as the case may be), with the consolidation to take effect in accordance with the timetable set out in the Explanatory Statement which accompanies and forms part of this Notice of Meeting."

Resolution 5:
Share Consolidation

- Proxy Voting:

Vote type	Voted	%
For	1,296,603,927	*68.43*
Against	594,940,715	*31.40*
Open-Usable	3,314,995	*0.17*
Abstain	2,874,061	

Resolution 6:
Ratification of prior issue of Shares under ASX Listing Rule 7.1

That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 1,385,094,771 Shares to U.S. institutional investors on 7 February 2023, as detailed in the Company's announcements dated 6 to 8 February 2023, pursuant to Listing Rule 7.1 and otherwise on the terms and conditions set out in the Explanatory Statement which accompanies and forms part of the Notice of Meeting."

Resolution 6:
Ratification of prior issue of Shares under ASX Listing Rule 7.1

- Proxy Voting:

Vote type	Voted	%
For	1,501,602,806	*79.83*
Against	376,181,712	*20.00*
Open-Usable	3,314,995	*0.17*
Abstain	16,634,185	

Resolution 7:
Ratification of prior issue of Shares under ASX Listing Rule 7.1A

"That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 922,598,229 Shares to U.S. institutional investors on 7 February 2023, as detailed in the Company's announcements dated 6 to 8 February 2023, pursuant to Listing Rule 7.1A and otherwise on the terms and conditions set out in the Explanatory Statement which accompanies and forms part of the Notice of Meeting."

Resolution 7:
Ratification of prior issue of Shares under ASX Listing Rule 7.1A

- Proxy Voting:

Vote type	Voted	%
For	1,501,443,806	*79.82*
Against	370,301,312	*19.68*
Open-Usable	9,514,995	*0.50*
Abstain	16,473,585	

Resolution 8:
Issue of Warrants to H.C. Wainwright

"That for the purposes of Listing Rule 7.1 and for all other purposes, approval is given for the issue of 250,000 Warrants to acquire ADSs, each representing 600 ordinary shares in the Company, to H.C. Wainwright & Co in part consideration for exclusive placement agent services provided to the Company on the terms and conditions set out in the Explanatory Statement which accompanies and forms part of the Notice of Meeting."

Resolution 8:
Issue of Warrants to H.C. Wainwright

- Proxy Voting:

Vote type	Voted	%
For	1,295,718,687	*78.25*
Against	358,038,987	*21.62*
Open-Usable	2,202,995	*0.13*
Abstain	241,773,029	

Chief Executive Officer Address

Mr. Simon Morriss

The Future: *Unlocking personalized preventative medicine*

Notice: Forward looking statements

The purpose of the presentation is to provide an update of the business of Genetic Technologies Limited (the Company) ACN: 009 212 328 (ASX:GTG; NASDAQ:GENE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by the Company and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside the Company's control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and the Company's current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.

This presentation should not be relied on as a recommendation or forecast by the Company. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Key Messages

- Executing our Vision and Strategy to be leader in personalized predictive genomics
- Our journey from R&D → Commercialization and the pathway to profitability
- Milestones include:
  - Precision Medicine launch with Major Private Hospital
  - GeneType Multi-test with 3 NEW tests – Approved in Australia
  - Ambassador to promote Melanoma this Summer
  - Industry Partner in Multi Cancer Risk trial
  - Major breakthrough - geneType Predicting Risk of Pancreatic Cancer
- A global operation, a comprehensive human and animal health portfolio
  - New Market opportunities in S.E.A and UK
- Engaged with leading global collaborations
- Continuing our journey with a strong commitment to ESG principals
- Have a well-defined strategic plan to execute on a multi brand strategy in key regions

VISION

World leader in personalized predictive genomics.
Empowering individuals to take control of their health.



UNIQUE VALUE PROPOSITION

Turning cutting-edge science into personalized, predictive tests driven by AI & machine learning techniques.

Backed by over 20 years of experience, our scientific and clinical teams are translating genetics and clinical information into absolute risk tests that predict risk of chronic diseases before onset.

Empowering physicians to improve health outcomes for people around the world enabling a new era of personalised medicine.

World leading portfolio

Most comprehensive guideline driven portfolio for human and animal health.

- Patented GeneType Multi Risk Test
- Non-Invasive Prenatal Testing (NIPT)
- Carrier screen testing
- Pharmacogenomics
- Oncogenetic & Monogenic diseases
- Pet care

Revenues anchored by our 3 brands to seize a multi Billion-dollar opportunity.

geneType EasyDNA AffinityDNA



Global Overview



60 Employees (FTE) globally	**40** Countries	**25** Patents Granted* (9 Pending Worldwide*)
14 Test Categories	**51** Tests	**12** Partner Laboratories

* Patents granted are specific to the GeneType portfolio of products

Delivering Revenue and Growth – year ending 30 June


29% Growth on LY
Cash Receipts (A$'000)
$89
$6,789
$8,771
Full Year FY21
Full Year FY22
Full Year FY23

CASH RECEIPTS
FY23 A$8.8m
+29%

CASH BALANCE
A$7.9m*

GROSS MARGIN
A$4.2m

GROSS MARGIN
47%

Strategic & Operational Highlights:

- Group receipts from customers A$8.8m to 30 June 2023, up 29%.
- June Quarter FY23 receipts were A$2.1 million.
- GeneType test growth +250% growth in commercial samples
- 20 Medical practices in the U.S. and Australia now repeatedly referring samples for geneType testing – growing weekly
- Launched a National Television campaign in the U.S. for Genetype
- Presented at The American Society of Clinic Oncologists (ASCO) in Chicago
- Attended the Biotechnology Innovation Organisation (BIO) conference in Boston
- Publications validating the use of geneType; identifying those at elevated risk
    - Melanoma, Pancreatic, and Prostate Cancer

*Jun 2023 Quarter end cash and cash equivalents of A$7.9 million as announced on ASX 28 July 2023

Our Pathway to Profitability

Our Journey from Extensive R&D to Revenue and Profitability

Research, Development and Innovation		Commercialisation and Revenue Generation	Pathway to Profitability	
2000 - 2021	2021	2022	2023	2024 - 2025
Pioneers in Genomics, participating in the very 1st International Human Genome. Investing more than 20 years in extensive R&D and Innovation	Launched Patented Genetype Multi Risk Test covering 9 diseases and up to 70 annual Mortalities and Morbidities Acquired EasyDNA Global Direct to consumer genomics	Acquired Affinity DNA Global Direct to consumer genomics Developed commercial Pathways for the whole portfolio Delivering group revenues of AUD $6.8m year ending 30 June 2022	Developing Building the US and Australian B2B markets for GeneType Delivering group revenues of AUD $8.7m year ending 30 June 2023	Our Pathway to profitability Executing on our 5 strategic Pillars People and Culture Whole of Life Portfolio Engaging our Stakeholders Sales and Marketing Excellence Systems and Processes

Revenue Drivers and our Pathway to Profitability



Launch UK Pharmacy April 2024
Q4 CY2024
Cash Flow positive*
12 months worth of self funding cash
Q4 FY2024
- BD, License Agreement
- Coding strategy & payment June'24
- NCCN guideline pathway to inclusion
Q3 CY2024
H1 FY2024
Q3 FY2024
Launch BD, License agreement or Payer
Launch UNITY
Launch Small Pilot
Launch HBOC
Launching Epigenetics* 2024
Q1 FY24
Q2 FY24
Q3 FY24
Q4 FY24
Q1FY25
Q2 FY25
Easy DNA & AfinityDNA
Genetype Multi Test & HBOC
Prenatal Category
B2B Distributor and Payer

This excludes ANY NEW Markets e.g. India, SEA or UAE
*Cash Flow positive will rely on the execution of a large payer group in the US within the next 12 months
HBOC – Hereditary Breast and Ovarian Cancer

geneType

Environmental, Social & Governance

Highlights:

- Board and Executive teams clearly defined our vision and purpose
- Introduced updated Maternity Leave Policy exceeding mandatory level, addressing Pay Equity
- Conducted Cybersecurity Training, addressing Risks and Opportunities

Focus areas for H1 FY24

- Board Composition
- Ethical Behaviour (policy review)
  - Code of conduct
  - Whistle Blower
  - Antibribery
- Diversity & Inclusion
  - Culture and Engagement Survey



Genetic Technologies
GOVERNANCE
PLANET
PEOPLE
PROSPERITY
1 CORPORATE PURPOSE
2 BOARD COMPOSITION
3 STAKEHOLDER CONSULTATION
4 ANTI-CORRUPTION
5 ETHICAL BEHAVIOUR
6 RISKS & OPPORTUNITIES
7 GHG EMISSIONS
8 TCFD IMPLEMENTATION
9 LAND USE
10 WATER CONSUMPTION
11 DIVERSITY & INCLUSION
12 PAY EQUITY
13 WAGE LEVEL
14 MODERN SLAVERY
15 HEALTH & SAFETY
16 TRAINING PROVIDED
17 RATE OF EMPLOYMENT
18 ECONOMIC CONTRIBUTION
19 FINANCIAL INVESTMENT
20 RESEARCH & DEVELOPMENT
21 GLOBAL TAXATION

Stakeholder Capitalism Metrics ESG Framework

SOCIALSUITE

Major Milestones
Precision Medicine Launch with Major Private Hospital


ANNOUNCEMENT
GeneType Partners with Gold Coast Private Hospital for Precision Medicine Pilot
genetype.com
GeneTypeglobal
@Gene_type


ANNOUNCEMENT
"We are seeing a seismic shift in healthcare today, with acknowledgement of the important contribution that risk assessments tests such as geneType and PGx can make to Precision Medicine. Being able to identify those people at higher risk of certain diseases and those who are more likely to respond to appropriate treatments is major step forward in improving patient health outcomes. We are very excited to be supporting Healthscope with this initiative."
Simon Morriss
CEO, Genetic Technologies
genetype.com
GeneTypeglobal
@Gene_type


ANNOUNCEMENT
"We have a clear vision for a Precision Medicine Clinic that focuses on preventative care, wellness and creating proactive patient pathways that lead to early detection and better treatment of the common diseases."
Michelle Ferrari Cestari,
Research Manager, Gold Coast Private Hospital
genetype.com
GeneTypeglobal
@Gene_type

Pioneering Precision Medicine - Prestigious initiative for the hospital

Pilot study will utilise:

- Patented geneType Multi-risk test Combining Clinical and Genetic risk
- 9 Diseases - Oncology, Cardiovascular, and Metabolic risk assessment
- Combined with; Pharmacogenomics (PGx) tests,

Providing a comprehensive risk and wellness profile for Gold Coast Private Hospital

geneType

Major Milestones
Expanded geneType Multi-test Approved

Announced that the expanded geneType Multi-Risk Test is now available to order in Australia. GTG announced the launch of the expanded test in the U.S., to include three new diseases, in March 2023.

The three new diseases
- Pancreatic Cancer
- Melanoma
- Atrial Fibrillation

Approved for sale in Australia by the National Association of Testing Authority (NATA).


ANNOUNCEMENT
geneType Granted Approval for Pancreatic Cancer, Melanoma & Atrial Fibrillation Tests in Australia
genetype.com
GeneTypeglobal
@Gene_type
Genetic

Major Milestones
Sole Industry Partner in Multi Cancer Risk trial


ANNOUNCEMENT
Medical Research Future Fund Grant names GTG as Sole Industry Partner
Trial to Assess Multi-Cancer Genetic Risk Assessment in General Practice
genetype.com
GeneTypeglobal
@Gene_type
Genetic

Medical Research Future Fund (MRFF) Genomics Health Futures Mission Grant has been awarded.

The grant will provide funding for a randomized controlled trial of the clinical utility and cost-effectiveness of a multi-cancer polygenic risk score in general practice.

GENE is the sole industry partner for trial which is to be led by Professor Jon Emery.

Successful outcomes from the trial could lead to the implementation of geneType into routine use in General Practice in Australia.

Major Milestones

Publication GeneType Predicting Risk of Pancreatic Cancer

GeneType's Pancreatic Cancer risk assessment showed nearly 50% improvement in identifying patients at high risk.

The study evaluated close to 380,000 adults aged 40 to 69 years from the UK Biobank, identifying 851 incident cases of pancreatic cancer, providing a very powerful validation.

The paper entitled "Predicting 10-year risk of pancreatic cancer using a combined genetic and clinical model" was published in the journal Gastro Hep Advances.[1]

GeneType's Pancreatic Cancer risk assessment will help doctors diagnose pancreatic cancer earlier, intervene earlier and help reduce this cancer's appalling mortality.


ANNOUNCEMENT
GeneType: Major Breakthrough
Predicting Risk of Pancreatic Cancer
genetype.com
genetypeglobal
@Gene_type
Genetic

[1] https://go.redchip.com/e/136741/0s1KElQmh-iigJ5Z3fCSFBqV02qDsr/6hj73k/690066934/h/FHRNJq9iJwj_Wr0LaXviC7tKUd_jdGtOaXMiUrRI-9s

Ambassador - GeneType for Melanoma
Campaign to promoted the Early Detection of Melanoma



Driving awareness of Melanoma in the Summer of 2023 focusing on TV, Radio and Print media

Deborah revealed that the two cancers on her face were undetectable to the naked eye.

Deborah's shares a graphic shot is a poignant reminder to all Australians to have their skin checked, even if nothing is evident on the surface.

As for post-surgery scarring, Deborah revealed: “My skin will heal and in the coming months you'll hardly see the scar.

geneType

Exploring NEW markets – Southeast Asia

Exclusive networking event in Jakarta, Indonesia - Uniting innovation

- The keynote address was by Budi Sadikin, Minister of Health, Ministry of Health of the Republic of Indonesia

- Southeast Asian healthcare market projected to reach USD 270 Billion by 2027

Partnering to construct an MoU

- Licence agreement for Indonesian Healthcare System

- Longevity Bio Bank




MAVEN
Foundry
mixer
Budi Gunadi Sadikin




Foundry
mixer
Industry Collaboration to Leapfrog

Exploring NEW markets - UK Pharmacy Expansion

EasyDNA / Affinity DNA and Genetype

- Across 10,000 geared at helping patients increase their general health and wellbeing.
- The focus areas being disseminated through the NPA's 10,000+ pharmacies is Home Testing, where geneType / EasyDNA / Affinity DNA will feature prominently
- These brands will be featured as the thought leader, giving us a way to speak directly to the public:
- Launch dates:
- April 2024 (digital guides), with a guaranteed minimum of 3 million* distribution for 12 months.
- April 2024 (hard copies), with a minimum of 400,000* hard copies for 12 months.

NPA NATIONAL PHARMACY ASSOCIATION

geneType EasyDNA AffinityDNA

Pathways to Market

Executing a multi-brand strategy

Medical & Payer Business to Business (B2B)



geneType

- Oncology – GTG
- Cardiovascular
- Prenatal NIPT
- Carrier testing
- Clinical & Molecular
- Metabolic

Consumer initiated testing (CIT)

with medical supervision



geneType

- Expanded Carrier testing & NIPT
- Oncology – Multi-test
- Cardiovascular – Multi-test
- Metabolic – Multi-test
- Pharmacogenomics

Direct to Consumer Testing (DTC)

with no medical supervision



EasyDNA

- Ancestry
- Paternity
- Health & Wellbeing
- Pharmacogenetics

AffinityDNA

- Animal
- Drug testing
- Relationship
- DNA Storage

B2B - US Enterprise model; market segmentation critical

Driving our Revenue Pipeline

HCP Clinics Patient Pay (3-6 months)	1. Current geneType CRM Contacts (~1,000) 2. Functional Medicine 3. Concierge Medicine 4. Longevity Clinics 5. Anti-Aging Clinics
HCP-Centric (KOL/Influencer) (6-12 months)	6. Academic Precision Medicine Programs 7. Academic medical center based high risk Women's Health Centers; 8. Imaging Centers (National, regional and health system based) 9. Nutraceutical / Supplement Industry 10. Health Systems
Employer Ecosystem (6-24 months)	11. Self-Insured Employers 12. Worksite Health Centers(WHC) 13. Employer Healthcare Coalitions 14. Employee Wellbeing/ Wellness Vendors 15. EBC/Broker

Our Innovation – Multi-Risk Test

GeneType can identify patients 'at risk' before onset and aid in the early detection and treatment.

GeneType Risk assessment test for breast cancer has demonstrated improved early-stage detection by 18% and saving approx. US$1.4B per annum[4] for the US payer

GeneType Multi-test covers >70% of mortality & morbidity

Diseases Areas

Oncology

- Breast Cancer
- Colorectal Cancer
- Prostate Cancer
- Melanoma
- Pancreatic Cancer
- Ovarian Cancer

Cardiovascular

- Atrial Fibrillation
- Coronary Artery Disease

Metabolic

- Type 2 Diabetes

Phase 1 Launch[2]   Phase 2 Launch[3]


GeneType for Colorectal Cancer
Type 2 Diabetes

Guideline driven, Actionable results

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek
2. Commercial availability
3. Commercial availability in the US and Australia
4. Budget Impact Model

NEW Comprehensive Breast and Ovarian Cancer test

Evaluates a woman's risk of developing Breast and/or Ovarian Cancer in women 30 years+

5% - Hereditary Cancer with known pathogenic variant BRCA1/2

+

10% - Familial cancer with no known pathogenic variant

+

85% - geneType Patented integrated Breast and Ovarian Risk test



Meet the needs of all your patients with a single test.
Hereditary genetic risk ✓
Testing of genes associated hereditary breast and ovarian cancer syndrome.
Additional clinical risk ✓
Testing of polygenic variants integrated with clinical and familial risk factors.
GeneType Collection Kit
Comprehensive risk reports for each patient.
Enabling you to practice preventative medicine.



ANNOUNCEMENT
World's First Comprehensive
Risk Test for Breast & Ovarian Cancer
genetype.com
GeneTypeglobal
@Gene_type
geneType

- The test evaluates a women's risk of developing Breast and/or Ovarian Cancer either from a hereditary genetic mutation or from the far more common familial or sporadic cancer.
- GTG's unique approach "appends" the detection of the 13 major "actionable" Breast and Ovarian cancer susceptibility genes to the GeneType test platform.
- Advances the goal of providing population-based genetic screening where up to 85% of cancers diagnosed do not have hereditary or family history

[1] https://www.breastcancer.org/facts-statistics
Announcement - Globe Newswire

EasyDNA

DTC - Growth strategy for EasyDNA

PHASE 1
Brand Re-Ignition

Brand Refresh

Multi-brand Portfolio

EasyDNA Brand Refresh

Test Rationalization

Website Refresh

Website Development

First-party Data Collection

Targeted Messaging

Improve User Experience & Engagement

PHASE 2
Revenue and Growth Focus

Improved Lead Gen

Google Ads
Facebook Ads

Content & Email Marketing

Influencer Marketing & Testimonials

New Sales Channels

Amazon Store Front

Target B2B Customer Segments

New Markets

Collaborations

Professor Bernard Rosner

BWH | HARVARD MEDICAL SCHOOL

Brigham & Women's Hospital and Harvard Medical School, Boston, Massachusetts, USA – Principal Investigator of the Nurses' Health Study (International expert in Biostatistics and breast cancer epidemiology).

Collaborating on a project to improve the GeneType Breast Cancer Test and to Cross-validate the Ovarian cancer test in the Nurses Health Study

Professor Graham Colditz

Washington University in St. Louis – Institute for Public Health

Deputy Director, Institute for Public Health. Washington University School of Medicine, St. Louis, Missouri (International expert in Biostatistics and breast cancer epidemiology).

Collaborating on a project to validate the GeneType for Breast Cancer Test in African American patients

Professor John Hopper

The University of Melbourne

Professorial Fellow at the Centre for Epidemiology and Biostatistics in the School of Population Global Health, Melbourne University

Collaborating on a project to improve the Genetype for Breast Cancer Test and on a joint project with Prof Emery to develop clinical utility evidence for the GeneType tests

Professor Jon Emery

The University of Melbourne | VCCC Alliance

Professor of Primary Care Cancer Research at the University of Melbourne, and the Victorian Comprehensive Cancer Centre

Collaborating on a joint project with Prof Hopper to develop clinical utility evidence for the GeneType tests

Memorial Sloane Kettering Cancer

Memorial Sloan Kettering Cancer Center

Collaborating on a project to investigate modification of risk in BRCA-positive patients by polygenic risk scores

Ohio State University

The Ohio State University

Collaborating on a project to investigate modification of risk in BRCA-positive patients by polygenic risk scores

Snapshot and Achievements last 12 months

GeneType & Commercialization

- ✓ FY23 Group Receipts A$8.8 million, up 29%
- ✓ GeneType risk test: +250% in commercial samples received in June quarter
- ✓ 9 geneType Multi-Risk tests NOW commercially available in the US and Australian Markets
- ✓ >100 medical practices on-boarded launching the foundation of geneType Hubs
- ✓ Launched U.S TV campaign

EasyDNA & Affinity DNA

- ✓ Integrated 2 Acquisitions
- ✓ NEW EasyDNA Website
- ✓ NEW eCommerce Platform
- ✓ Launch Carrier Testing and Non-Invasive Prenatal Tests (NIPT) into Europe
- ✓ Launch DNA storage solution in GTG NATA approved facility

Reimbursement activation

- ✓ Independently developed Budget Impact Model (BIM) identifies US$1.4 billion dollars in annual savings in the treatment of breast cancer
- ✓ Active payer and distribution conversations
- ✓ Progress on US Payer meetings to enable coverage across millions of lives

Partnerships and Conferences

- ✓ Partnerships with Australian Breast Care Centre and Dr Nicole Yap
- ✓ Screening for breast cancer risk with Prof Bruce Mann at Royal Women's Hospital in Melbourne
- ✓ The American Society of Clinic Oncologists (ASCO) in Chicago
- ✓ Biotechnology Innovation Organisation (BIO) conference in Boston
- ✓ International Congress of Genomics (ICG)

Clinical Validity and IP Strategy

- ✓ 9 Peer reviewed publication in 12 months
- ✓ Submitted geneType risk test to NCCN Guidelines
- ✓ Publications:
  - ✓ PLOS ONE
  - ✓ Journal or Precision Medicine
  - ✓ European Journal of Cancer prevention
  - ✓ Journal Breast Cancer Research and Treatment
- ✓ 25 Patents granted or pending

Laboratory Capability

- ✓ Gained NATA and CMS-CLIA accreditation and certification for 6 polygenic risk score tests
- ✓ Successful ARTG notification to TGA for company IVDs for all tests on the multi-risk test

Summary

- Developed a clear Vision and Strategy to be leader in personalized predictive genomics
- Identified the Drivers of Revenue and pathway to profitability by the middle of FY25
- Strong momentum in commercial operations with +29% growth in customer receipts
- We have a global operation, a comprehensive human and animal health portfolio
- Engaged with leading global collaborations
- Begun a journey with a strong commitment to ESG principals
- Have a well-defined strategic plan to execute on a multi brand strategy in key regions

Thank you & Questions

Investor Relations
Adrian Mulcahy
Market Eye – Automic Group
M: +61 438 630 422
E: adrian.mulcahy@automicgroup.com.au

www.linkedin.com/company/genetype-limited

www.genetype.com

Return to the Chairman

Appendices

Board and Management: Sales and Scientific expertise leading GTG



Mr. Peter Rubinstein
BEc, LLB
Chairman
Non – Executive Director



Dr. Lindsay Wakefield
MBBS
Non – Executive Director



Mr Nick Burrows
B.Comm, FAICD, FCA, FGIA, FTIA, F Fin
Non – Executive Director



Simon Morriss
GAICD
Chief Executive Officer



Dr. Jerzy "George" Muchnicki
MBBS
Non-Executive Director



Erika Spaeth
PhD
Director of Clinical & Scientific Affairs



Richard Allman
BSc, PhD
Scientific Advisor



Tony Di Pietro
B. Comm, CA, AGIA, MAICD
CFO & Company Secretary



Carl Stubbings
Chief Commercial Officer

Strong Scientific Leadership: Advisory Board



Professor Jon Emery

MBBCh MA DPhil FRACGP MRCGP Research & Education Lead, Primary Care Integration, Victorian Comprehensive Cancer Centre Herman Chair of Primary Care Cancer Research, University of Melbourne



Professor Finlay Macrae AO

MBBS, MD, FRACP, FRCP, AGAF MWGO is Principal Fellow and Professor, Department of Medicine, University of Melbourne, and Head of Colorectal Medicine and Genetics, The Royal Melbourne Hospital



Ora K. Gordon, M.D.

MD, MS, FACMG Regional Medical Director, Center for Clinical Genetics & Genomics. Clinical Director, PSJH Population Health Genomics Program. Chair, Integrated Network Cancer Program, Professor of Genetics, St John Cancer Institute



A.Prof Ron Dick

MBBS, FRACP, FCSANZ, Chairman of Cardiovascular Institute at Epworth Healthcare, an Honorary Cardiologist at the Alfred Hospital and Bendigo Healthcare Group.

Completed his MBBS in 1979 and became a Fellow of the Australian College of Physicians in 1986. His interventional cardiology fellowship was from the University of Michigan Medical Centre USA.

Financial Overview

- Net cash outflow of A$4.1 million for the 12 months to 30 June 2023. We continue to grow EasyDNA and Affinity DNA brand sales and develop and commercialize our geneType tests
- Cash reserves will be directed:
    - to support the commercialization of the GeneType Multi Risk test through the B2B channels with payers, insurers and employers in the United States and expand into Europe;
    - to drive new market opportunities in reimbursable categories by leveraging our strategic relationship with QIAGEN;
    - for funding product research and development;
    - to increase our sales and marketing presences and drive of its tests via the consumer-initiated testing platforms;
    - to execute the go to market, sales and marketing to launch the Comprehensive Hereditary Breast and Ovarian Cancer Risk Test as part of our germline genetic testing division; and
    - for other working capital and general corporate purposes.

A$'000	30-June-23	30-June-22	Change
Net operating cashflow[1]	(9,723)	(5,659)	72%
Receipts from customers[2]	8,771	6,789	29%
Cash	7,853	11,733	-33%

[1] Based on Consolidated Statement of Cash Flows per the 2023 Annual Report
[2] Based on Receipts from Customers reported in the company's Appendix 4C

Corporate Overview



Top 50 share registry breakdown
BNY Mellon
Board & Management
Other
Other, 25%
Board & Management, 5%,
BNY Mellon, 70%

Dual Listed on the ASX and Nasdaq

Financial Information	
Share price (AUD) as at 23 October 2023	0.2c
ADR price (USD) as at 23 October 2023	$0.70
Ord Shares on Issue (M)	11,542
ASX 52-week trading (AUD low/high)	0.2/1.3c
Nasdaq 52-week trading (USD low/high)	0.67/2.40
Market Cap (AM/USM)	23.1/13.5
Cash at 30 June 2023	A$7.9m
Cash at 30 June 2022	A$11.7m
Debt (30 June 2022 and 30 June 2023)	nil

Note - BNY is the nominee holder for ADS Shareholders in the US

Our Intellectual Property

4 Patents granted in the US

- Patent No: US 11,257,569, Methods of assessing risk of developing a severe response to Coronavirus infection
- Patent No: US 11,072,830, Methods for breast cancer risk assessment
- Patent No: US 10,683,549, Methods for assessing risk of developing breast cancer
- Patent No: US 10,920,279, Methods for assessing risk of developing breast cancer

2 Patents granted in PRC (China & HK)

- Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment
- Patent No. 201580063966.2 Methods for assessing risk of developing breast cancer

9 Patent families pending

- Breast cancer risk assessment
- Methods for assessing risk of developing prostate cancer
- Methods for assessing risk of developing ovarian cancer
- Methods of assessing risk of developing a severe response to Coronavirus infection
- Methods of assessing risk of developing a disease
- Methods for assessing risk of developing breast cancer
- Improved methods for assessing risk of developing breast cancer
- Methods of assessing risk of developing breast cancer
- Methods for assessing risk of developing colorectal cancer

* Patents granted are specific to the GeneType portfolio of products

Defined Terms

Common Complex Diseases (CCP) – A complex disease is caused by the interaction of multiple genes and environmental factors. Complex diseases are also called multifactorial. Examples of common complex diseases include cancer and heart disease.

Polygenic risk score - a number associated with one's disease risk based on the aggregated effects of individual risk variants through a multiplicative algorithm.

Variant - Single Nucleotide Polymorphism (SNP), an alteration in DNA that may be a common or rare event.

Genomic - pertaining to function of genetics from structure to relationship between genetic events.

Genetic - pertaining to a gene.

GWAS - genome-wide association studies are large population level studies which enable scientists to identify genes and genetic markers involved in human disease. This method searches the genome for SNPs that occur more frequently in people with a particular disease than in people without the disease. Each study can look at hundreds or many thousands of SNPs at the same time. Researchers use data from this type of study to pinpoint genetic variations that may contribute to a person's risk of developing a certain disease.

SNP - Single Nucleotide Polymorphisms, frequently called SNPs (pronounced "snips"), are the most common type of genetic variation among people. Each SNP represents a difference in a single DNA building block, called a nucleotide. For example, a SNP may replace the nucleotide cytosine (C) with the nucleotide thymine (T) in a certain stretch of DNA.

Serious Disease Risk (SDR) - Risk associated with acquiring COVID-19 and requiring hospitalization withs its associated morbidities and mortalities.

Germline Testing – Germline testing is done on cells that do not have cancer. It is done to see if a person has a gene mutation that is known to increase the risk of developing cancers and other health problems. This test uses cells (such as blood or skin cells) that do not have any cancer cells. Germline mutations can sometimes be passed down from parents.

Clinical Laboratory Improvement Amendments (CLIA) - Regulates laboratory testing and require clinical laboratories to be certified by the Center for Medicare and Medicaid Services (CMS) before they can accept human samples for diagnostic testing.

National Association of Testing Authorities (NATA) - the authority responsible for the accreditation of laboratories, inspection bodies, calibration services, producers of certified reference materials and proficiency testing scheme providers throughout Australia. It is also Australia's compliance monitoring authority for the OECD Principles of GLP. NATA provides independent assurance of technical competence through a proven network of best practice industry experts for customers who require confidence in the delivery of their products and services.

Next Generation Sequencing (NGS) – Next-generation sequencing (NGS), also known as high-throughput sequencing, is the catch-all term used to describe a number of different modern sequencing technologies. These technologies allow for sequencing of DNA and RNA much more quickly and cheaply than the previously used Sanger sequencing, and as such revolutionised the study of genomics and molecular biology.

Laboratory Developed Tests (LDT) – A type of in-vitro diagnostic test that is designed, manufactured and used within a single laboratory.

Consumer Initiated Tests (CIT) - laboratory testing that is initiated by the consumer without a physician order but reviewed and communicated back to the consumer via a physician.

Direct to Consumer (DTC) – laboratory testing that is initiated by the consumer without a physician order. The results are reported back directly to the consumer.

Health Care Professionals (HCP) – physician, GP, or specialist authorized to receive the patient results.